Exhibit 4.25

HDFC BANK

We understand your world

HDFC Bank Limited
HDFC Bank House,
Vatika Atrium, A Block,
Sector 53, Golf Course Road,
Gurgaon - 122 002.

SANCTION LETTER FOR CREDIT FACILITIES

DATE	: **24/11/2020**
NAME OF THE COMPANY	: M/s IBIBO GROUP PRIVATE LIMITED
ADDRESS	: 19th Floor, Epitome Building No. 5, DLF CYBER CITY GURUGRAM - 122002,
CONTACT DETAILS	: Ms Divya

Dear Sir,

We have pleasure in advising you that the bank has sanctioned the following Working Capital facility for a period of one year, M/s IBIBO GROUP PRIVATE LIMITED payable on demand but subject to periodical review, when the facilities may be confirmed/ Cancelled/ reduced, depending upon the conduct/ utilization of facilities.

(Rs. in Lakh)

Facility	Existing Limit	Increase/Decrease of Total Limit	Sanctioned Limit
Overdraft against Fixed deposit	00	2500	2500
Bank Guarantee*	00	(1500)	(1500)
Total	**00**	**2500**	**2500**

*approved as a sublimit of ODFD Limits

The aforesaid credit facilities are subject to the main terms and condition set out in **Annexure I&II** (subject to change as per RBI directives/Bank's policies from time to time) here to which is deemed to be a part of this offer/ Sanction letter. The credit assistance is also subject to the conditions that are contained in the documents, which the firm shall execute between and in favor of HDFC Bank limited.

Nothing contained in this sanction letter should be deemed to create any right or obligation or interest whatsoever in favor of or against any party and the borrower (you/company) shall be liable to execute appropriate loan documents as required by the Bank. Stamp Duty, if any on the loan documents shall be borne and paid by the Borrower only and the Bank shall not be responsible or liable for the same.

The company/ borrower will agree as a pre-condition to the credit facilities granted by the bank that in case, if the company commit default in the repayment of any or some or all dues as per the terms and conditions set out in the credit facility agreement / Credit Arrangement Letter and or other documents(s) on their respective due dates as specified in the said documents, the bank and or the Reserve bank of India will have unqualified and unfettered right to disclose or publish their names or the name of the company and its promoters/directors as a defaulter in such a manner and through such medium as the bank or Reserve Bank of India in their absolute discretion may deem fit.

In case the terms and conditions are acceptable to you, we request you to return the duplicate copy of the sanction letter duly signed in token of acceptance by your authorised signatory. Also arrange to furnish to us certified true copies of the resolutions passed by the Board of Directors/ Committee/ Members as per our prescribed proforma.

In the event, Bank receives duplicate copy of this letter, duly signed in token of acceptance, within 15 days from the date of this letter and agreements/ documents are signed/ executed in respect of the Facilities within 45 days from the date of this letter, the offer shall automatically lapse without any further communication from the Bank, and the validity of the offer is expressly extended / received by the Bank in writing."

"The Bank reserves an unconditional right to cancel the undrawn/unused/unavailed portion of the loan/facility sanctioned at any time during the currency of the Loan/Facility, without any prior notice to the borrower.

Yours Faithfully,

INFRASTRUCTURE FINANCE GROUP HDFC BANK LTD. GURGAON

FOR HDFC BANK LIMITED
Relationship Manager
Infrastructure Finance Group

All Terms & Conditions Accepted

M/s IBIBO GROUP PRIVATE LIMITED
Authorized Signatory

www.hdfcbank.com

Regd. Office: HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400 013
Corporate Identity No.: L65920MH1994PLC080618

TERMS AND CONDITIONS Annexure-l  Nature of Facility Overdraft against Fixed Deposite Sanctioned Limits (Existing) INR 2500.00 Lacs Revised Limits  INR 2500 Lacs Security  Lien Mark FD in favor of Bank  Proposal Validity 12 months  Rate of Interest  The Interest rate FD+0.50 % Annexure-ll  Nature of Facility Non Fund Based Facility(Sublimit of ODFD Facility) Type  Bank Guarantee Limit Existing Amount  INR 00.00 Lacs Enhanced Amount  INR 1500.00 Lacs Total Sanctions Amount INR 1500.00 Lacs Purpose  Financial or Performance Guarantees Towards bid bond Security deposit, Contract performance / performance Guarantees, advance payment. Advance mobilization. Etc. Validity  36 Months maximum Commission  BG commission 0.25% p a (commission to be taken upfront for the total tenure of the BG and the same is nonrefundable) Cash Margin  NIL Bank Guarantee Conditions  >The bank guarantee to be issued shall be as per the format acceptable to the bank.  >Guarantee under any dispute/litigation Will be issued on 100.00% cash Margin.  >BG to issued to acceptable Govt principals & private principals only.  >Upfront BG commission to be taken and BG commission once taken is nonrefundable.  >No further BG will be issued in cash, invoked BG is /are not settled by the applicant.if any. >No third party BG to be issued of behalf of the sister concern/group companies.  PREFERRED PRICING The above preferred rate of interest / commission is incumbent upon your shifting all your business and family accounts with us and that HDFC Bank will become your preferred bank for all your personal and business banking needs interest rate / commission will be from time based on overall relationship on best effort basis. Security Template: The above facilities are secured by  1 Line mark on First Party FD in Favore of HDFC Bank Ltd HDFC BANK LTD. GURGAON INFRATRUCTURE FINANCE GROUP* Signature Amit Rana

OPERATIONAL TERMS AND CONDITIONS Period of Sanction • Above Facilities are payable on demand. However the facilities are available for period of 12 months and subject to review at periodical intervals wherein the facilities may be Continued/canceled/reduced depending upon the conduct and utilization of the facilities. Insurance • Company has to ensure comprehensive insurance cover against all risks on the security offered- NA Creation of Charges • The company shall create security stipulated by the Bank in a form and manner satisfactory to the Bank. The company shall file particulars of charges at their ow cost with the Registrar of Companies within the period prescribed by law. If the case moves to CLB , char es will be borne b customer-NA Banking terms • Multiple Banking Periodicity of Submission of Information to the Bank • Data required for renewal of credit limits to be submitted 60 Days before the expiry of the credit limits. Special Conditions • FD provided as collateral should not have a sweep out facility • Approved Limit will not be diverted towards its real estate business OR any other group entity. • Any further expansion by way of Joint Ventures or further dilution of equity should be duly informed to the bank. PENALTIES S.N. Nature of Default (As applicable) Reckoning of Default Default Interest Rate (p.a.) payable monthly 1. Irregular due to drawings beyond DP/Limit Excess drawings-Over drawing power but within sanctioned 18.00% p.a. On the excess drawings 2. Security ( Collateral related Creation of Security - Pledge (of Securities) formalities not completed. First/Second charge not created Personal guarantees not furnished 1.00% of the utilized facility amount-NA Facility rate to be increased by 1% from the completion of 45 days (from the date of disbursement) till the date of creation of Security-NA 3. Closure of Credit Facilities Closure of credit facilities - OD/BC/TL NA 4 As per other terms and condition matrix Valid Insurance not submitted within 30 days Unsatisfactory cumulative inflow in our OD account on quarterly basis. Renewal documents are required to be submitted 60 days prior to the expiry date. Non Submission of renewal docs as specified in terms and condition matrix Rs 10000/- per month for irregular period-NA Rs 50,000/- per month to be debited on 24th of next month-NA On expiry date if the limit is extended it will be at bank's discretion to extend the limit, if extended the additional 3% interest will be charged during the extension, after 90 days of expiry- limit will be dropped and 18% penal interest will be charged-NA 5 Non-Compliance of General [Takeover Conditions As detailed above As security documents must be complete in all respect-NA 45 Days of Expiry - to the extent of Utilization limit will be dropped--NA 60 days of Expiry - Limit will be zeroed and Signature Amit Rana

18% penalty interest will be charge-NA 6 Commitment Fees Minimum 40% utilization on Quarterly basis. 0.50% per annum-NA STAMPS/DUTIES/LEGAL/EXPENSES: All stamp duties, other present and future duties to be paid by the Borrower. > > All other cost / lega expenses including for stock audit/ book audit valuation and title search to borne by Borrower. OTHER CONDITIONS: The Bank will have the right to review its facilities in case of any change in the Ownership of the company. The company to immediately inform HDFC Bank with regard to changes in the shareholding pattern, if any. APPLICABLE LAWS: Indian/Mumbai HDFC BANKS RIGHT ON DEFAULT The borrower further agrees that in addition to any other right enjoyed by HDFC Bank in the event of the Borrower committing any act of default, HDFC Bank shall be entitled to disclose to the Reserve Bank of India or to any other third person, on its being called upon to do so, the name / identity of the Borrower and the fact of its having committed any act of default as aforesaid, The above letter is valid for 30 days from the date of issue. Kindly sign on the duplicate of this Sanction Letter as a taken of your acceptance to the above and return the same, along with the duly completed documentation, in order to proceed ahead. We look forward to your drawl of the proposed facilities and assure you of our best services always. Yours Faithfully, FOR HDFC BANK LIMITED Relationship Manager Infrastructure Finance Group All Terms & Conditions Accepted M/s IBIBO GROUP PRIVATE LIMITED Authorized Signature AMIT RANA Asst. Vice President Emp. Code A 7676 Infrastructure Finance Group HDFC Bank Ltd. Signature Amit Rana